December 11, 2008

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Jason Niethamer, Staff Accountant, Division of Corporation Finance
Mail Stop 4561

Re:	Alliance Data Systems Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Definitive Proxy Statement on Schedule 14A Filed April 24, 2008

File No. 001-15749

Dear Mr. Niethamer:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated October 30, 2008 from the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 (“Form 10-K”), Form 10-Q for Fiscal Quarter Ended March 31, 2008, Form 10-Q for Fiscal Quarter Ended June 30, 2008, and Definitive Proxy Statement on Schedule 14A filed April 24, 2008 (collectively, the “Reviewed Documents”) each filed with the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”).

As requested by the Staff in the Comment Letter, where appropriate, the Company has herein provided the Staff with additional information to enable the Staff to better understand the Company’s disclosures in the Reviewed Documents. As more specifically noted herein, and in accordance with the Staff’s requests, the Company will address the Staff’s remaining comments in future filings with the Commission.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 32

Discussion of Critical Accounting Policies, page 36

1.	Comment: We note your disclosure surrounding what management considers the most Critical Accounting Policies and estimates with respect to the securitization of credit card receivables on your page 36 and within footnote 8 to the consolidated financial statements. Tell us what consideration management gave to disclosing estimates and assumptions used to ascribe a fair value to the spread deposits, seller’s interest and implicit forward contract as these elements of the securitization process. Additionally, tell us what consideration you gave to disclosing the prepayment risk for the I/O strip within footnote 8. We refer you [to] paragraph 346 in Appendix C to SFAS 140.

Response: With respect to fair value estimates and assumptions associated with the spread deposits, we refer you to page F-21, footnote 8, “Securitization of Credit Card Receivables,” in which we disclosed:

“The fair value of spread deposits is based on the weighted average life of the underlying securities and the discount rate.”

We will enhance our footnote disclosures and our discussion of Critical Accounting Policies in future filings to include supplemental information on the weighted average life and discount rate.

We will also enhance our footnote disclosures and our discussion of Critical Accounting Policies in future filings to include disclosures of our estimates and assumptions with respect to seller’s interest.

As discussed in our response to the Staff’s comment letter dated February 9, 2006, the Company does not mark the implicit forward contract to fair value in accounting periods following the securitization because the fair value of the implicit forward contract is not material. In our “Discussion of Critical Accounting Policies” on pages 36 and 37 of our Form 10-K and in Footnote 3, “Summary of Significant Accounting Policies” we have disclosed that the implicit forward contract is not material at inception or in subsequent periods.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

With respect to the prepayment risk for the I/O strip within footnote 8, we refer you to Footnote 3, “Summary of Significant Accounting Polices,” on page F-12, in which we disclosed:

“In recording and accounting for the I/O strip, management makes assumptions about rates of payments and defaults, which reflect economic and other relevant conditions that affect fair value. Due to subsequent changes in economic and other relevant conditions, the actual rates of payments and defaults would generally differ from our initial estimates, and these differences could sometimes be material. If actual payment and default rates are higher than previously assumed, the value of the I/O strip could be permanently impaired and the decline in the fair value would be recorded in earnings.”

Results of Operation, page 40

2.	Comment: We note your use of “Operating expenses”, which excludes stock compensation expense, depreciation, amortization expense, impairment charges, merger and other costs, within your period to period results of operations. This label is similar to that used on the face of the Consolidated Statements of Income. Please note that Item 10(e)(ii)(E) of Regulation S-K prohibits the use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. In this regard, revise future filings to comply with this Item or tell us why you believe the presentation is appropriate.

Response: We will revise future filings to comply with Item 10(e)(ii)(E) of Regulation S-K such that we will not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

3.

Comment: Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 41 addressing the increase in credit services revenue. Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. Pleaser refer to

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Section III.D of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and results of Operations.

Response: In our Quarterly Report on Form 10-Q for the third quarter of 2008 we enhanced our disclosures and in future filings we will enhance our disclosures to quantify sources of material changes, as appropriate, to ensure that our disclosures are easier to follow and to enhance the ability of the reader to understand the material sources of the change.

Liquidity and Capital Resources, page 48

4.	Comment: We note your inclusion of the non-GAAP financial measures of “Cash provided by operating activities before changes in credit card portfolio activity and merchant settlement activity” in your filing. Tell us the consideration given to including an explanation of the usefulness of this non-GAAP liquidity measure in accordance with the disclosure requirements of Item 10(e)(1)(C) and (D) of Regulation S-K. Ensure that any future uses of non-GAAP measures also include substantive disclosure as provided for in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Further, please tell us whether any of these charges required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner. We refer you to Item 10(e)(ii)(A) of Regulation S-K.

Response: We believe that the referenced presentation enhances the reader’s understanding of our changes in cash flows from operations by separately identifying two items included in cash flows from operations that have historically had a significant impact on cash flows, namely: the purchase or sale of credit card portfolios and the impact of timing on our merchant settlement activity.

As discussed on page 48 in the “Liquidity” section of our Form 10-K, we disclosed:

“Net change in credit card portfolio activity represents the difference in portfolios purchased from new clients and their subsequent sale to our securitization trusts. There is typically a several month lag between the purchase and sale of credit card portfolios. Merchant settlement activity is driven by the number of days of float at the end of the period. For these purposes, “float” means the difference

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

between the number of days we hold cash before remitting the cash to our merchants and the number of days the card associations hold cash before remitting the cash to us. Merchant settlement activity fluctuates significantly depending on the day in which the period ends.”

With respect to Item 10(e)(1)(C) and (D) of Regulation S-K, we believe that the quoted statement provides management’s rationale that the presentation of the non-GAAP financial measure is useful to investors. These items do not require any additional cash settlement other than what was included in the cash flows from operations.

However, as this is not a non-GAAP financial measure that management uses we will eliminate this table in future filings and disclose in the “Liquidity” section of our periodic filings the reasons for significant changes in our cash flows from operations.

5.	Comment: The MD&A discussion of your off-balance sheet transactions does not appear to include all of the information required by Item 303(a)(4) of Regulation S-K. If you are relying on the information provided in Note 8 to your financial statements, please include a cross-reference in your MD&A section, and ensure that you have integrated the substance of the footnote into the MD&A discussion in a manner designed to inform readers of the significance of the information that is not included within the body of such discussion. See Instruction 5 to Paragraph 303(a)(4).

Response: We are relying on information presented in our footnote 8 “Securitization of Credit Card Receivables” to the financial statements. In future filings, we will include a cross-reference in our Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) section and will ensure that we have integrated the substance of the footnote into the MD&A discussion.

6.

Comment: We note your risk factor disclosure regarding World Financial Network National Bank’s ability to continue to securitize receivables in light of recent conditions in the securities market. Your liquidity for these transactions appears to be dependent on the use of off-balance sheet financing arrangements. In this regard, tell us what consideration you gave to disclosing factors that are reasonably likely to affect your ability to continue using the WFN Trusts

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

including the impact to your business. We refer you to Sections II.A.1 and 2 in SEC Release No. 33-8056, Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: We discussed factors that are reasonably likely to affect our ability to continue using the WFN Trusts in the referenced risk factor on page 19 of our Form 10-K. These factors include:

•	conditions in the securities markets in general and the asset-backed securitization market in particular;

•	conformity of the quality of credit card receivables to rating agency requirements and changes in that quality or those requirements; and

•	our ability to fund required over-collateralizations or credit enhancements, which we routinely utilize in order to achieve better credit ratings, which lowers our borrowing costs.

In the liquidity section of MD&A, we stated that we have several main sources of liquidity, which include our securitization programs, certificates of deposit issued by World Financial Network National Bank and World Financial Capital Bank, our credit facility and issuances of equity securities. We then quantified the amounts outstanding and the current interest rates for each liquidity source. Further, in both our risk factor related to interest rate increases located on pages 20 and 21 of our Form 10-K and in the Interest Rate Risk section of Item 7A, Quantitative and Qualitative Disclosures About Market Risk, located on page 54 of our Form 10-K, we further delineated the outstanding amounts of on-balance sheet and off-balance sheet debt, whether the debt is at fixed or variable interest rates, the current effective interest rates and the impact that a sustained increase of 1% would have on our fiscal year pre-tax income.

Item 9A, Controls and Procedures, page 55

Management’s Report on Internal Control Over Financial Reporting, page 56

7.	Comment: You state that “your internal control over financial reporting was effective as of December 31, 2007.” If true, please confirm that this is your management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the your most recent fiscal year, as required by Item 308 of Regulation S-K. Please include similar disclosure in future filings.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Response: The Company confirms that this is our management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year and will include similar disclosure in future filings.

Item 15, Exhibits, Financial Statement Schedules, page 58

8.	Comment: We note your disclosure that revenue derived from BMO Bank of Montreal accounted for more than 10% of your consolidated revenue for fiscal 2007. Please tell us why you have not filed your marketing agreement with BMO Bank of Montreal as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The parties have been working on an amended marketing agreement with BMO Bank of Montreal that was executed on December 4, 2008. The amended marketing agreement was filed on Form 8-K on December 5, 2008.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

9.	Comment: Tell us what consideration you gave to separately stating costs of revenue on the face of the consolidated statements of income related to each of the five classes of revenue (Transaction, Redemption, Securitization income and finance charges, Database marketing fees and direct marketing services, and Other revenue) presented. We refer you to Rule 5-03(b).2 of Regulation S-X. Indicate whether any one of the classes would have a larger contribution to gross margins in comparison to the other classes of revenue.

Response: We have reviewed Rule 5-03(b).2 of Regulation S-X, which requires the Company to “state separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services and (e) expenses applicable to other revenues.”

The Company believes that each of the revenue classifications reflected on our Consolidated Statements of Income represents services provided to our customers and not tangible goods sold. Substantially all of our cost of sales applies to our service revenues, and accordingly no additional amounts are required to be disclosed separately. While the amount could be allocated to each class on some

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

basis, such allocation would be arbitrary and would not provide better or more meaningful information to the users of the financial statements. Moreover, we believe that any attempt to present a separate cost of revenue for each class could be misinterpreted as implying a resulting gross margin presentation which would not be meaningful given the nature of our services.

Consolidated Balance Sheets, page F-5

10.	Comment: We note your deferred revenue classification and footnote disclosure. Tell us why you have not separated the deferred revenue balance between current and non-current liabilities. We refer you to Section A.7 and 8 of Chapter 3 in ARB 43.

Response: Paragraph 7 of Chapter 3A of ARB 43 defines a current liability as an obligation that requires the transfer of resources or the incurrence of another liability within the longer of one fiscal year or one operating cycle. Liabilities that will be paid through the use of non-current assets should not be classified as current, as described in paragraph 8 of Chapter 3A of ARB 43.

Our deferred revenue includes two components – a redemption element and a service element. As discussed in our response to a previous Staff comment letter dated June 9, 2000, we noted that “We believe that the majority of the obligation will be long-term in nature, based on the anticipated timing of redemption; therefore, the redemption obligation has been reflected as a long-term liability.” The assets utilized to fund the redemptions are our “Redemption settlement assets, restricted,” which are classified as long-term assets.

The service credit of our deferred revenue component consists of marketing and administrative services that are provided over the term of expected life of the mile, which is 42 months. In reviewing paragraph 7 of ARB 43, the classification of current liabilities is intended to include obligations for items which have entered into the operating cycle. We do not believe that the service credit meets this definition of a current liability.

In addition, footnote 2 of paragraph 7 of Chapter 3A of ARB 43 states that obligations representing long-term deferments of the delivery of services would not be shown as current liabilities, such as the issuance of a long-term warranty. We believe our deferred service credit would be analogous.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Accordingly, based on our review of paragraphs 7 and 8 of Chapter 3A of ARB 43, as well as previous correspondence with the Commission, we believe our deferred revenue obligation should be classified as a non-current liability.

Consolidated Statements of Cash flows, page F-7

11.	Comment: We note that cash flows associated with your increase in credit card receivables are classified within cash flows from investing activities on your statements of cash flows. Please explain the basis for your classification of this line item within investing activities rather than operating activities. Tell us how you considered the guidance in SFAS 95.

Response: FASB Statement No. 95, Statement of Cash Flows, provides that cash receipts from “accounts and both short- and long-term notes receivable from customers,” whether by collection from the customer or sale of the note or receivable, are always operating cash flows. Conversely, when a commercial company originates or purchases loans or trade receivables that do not directly result from the sale of the company’s goods or services to its customers, the commercial company should determine whether management intends to hold these loans or receivables either for sale or for investment, and follow the provisions of FASB Statement 102, Statement of Cash Flows—Exemption of Certain Enterprises and Classification of FASB Statement No. 95 from Certain Securities Acquired for Resale, an amendment of FASB Statement No. 95 (“SFAS 102”). Our receivables do not arise from the sale of our goods and services, rather these receivables are generated from goods and services provided by our clients to their customers, and therefore would follow the provisions of SFAS 102.

With respect to our on-balance sheet credit card receivables, we believe that the infrequency of sales of these credit card receivables into the securitization trust, coupled with the short average life of the credit card receivables (approximately 9.5 months) would result in existing loans at the balance sheet date that may be paid off or replaced with new originations before an actual sale of these receivables into the trust occurs.

Additionally, pursuant to paragraph 9 of SFAS 102, if at origination or purchase, management initially classifies loans or receivables as held for investment, the related cash receipts and payments always should be classified as investing cash flows, even if management subsequently decides to sell such loans or receivables.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

The classification of these cash flows as investing activities is also consistent with guidance provided by Rachel Mincin, Associate Chief Accountant, Division of Corporation Finance at the American Institute of Certified Public Accountants National Conference on Current SEC and PCAOB Developments held December 2005.

Accordingly, based on the above, we believe that cash flow activity associated with our credit card receivables should be classified as investing activities.

Note 22. Quarterly Results of Operations (Unaudited), page F-46

12.	Comment: Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data.

Response: We do not disclose gross profit in our quarterly or annual Consolidated Statements of Income and, as such, do not disclose it in the quarterly financial data. We do not believe disclosure of gross profit within quarterly financial data in compliance with Item 302 (a) (1) of Regulation S-K would be meaningful to investors and other readers of our financial statements. A disclosure of gross profit would require an allocation of costs which we currently do not perform and would not be meaningful or useful as discussed further in our response to Question 9 of the Comment Letter.

Under the Commission’s Financial Reporting Release Topic 213.03c, the Staff confirmed that for specialized industries, gross profit may be substituted with other information that is more meaningful to an entity’s operations. We believe operating income is a more meaningful measure and will include this additional line item in our quarterly financial data in future filings.

Exhibits 31.01 and 31.02

13.	Comment: We note that you have omitted language from paragraph 4(d) of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q for the quarters ended June 30, 2008, and March 31, 2008.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Response: In our Quarterly Report on Form 10-Q for the third quarter of 2008 we conformed our disclosures to the exact language of Item 601(b)(31) of Regulation S-K and we will continue to do so in future filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

Note 11. Fair Value of Financial Instruments, page 13

14.	Comment: Tell us what consideration you gave to providing the disclosures required by paragraph 32(e) of SFAS 157 in your first interim period of fiscal year 2008 for the Level 3 assets measured on a recurring basis. We refer you to paragraph 39 of the SFAS.

Response: A review of paragraph 32(e) of SFAS 157 suggests that we inadvertently excluded the required disclosures prescribed by that paragraph. We will add the following disclosure in our future filings:

Level 3 Valuation Techniques

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The use of different techniques to determine fair value of these financial instruments could result in different estimates of fair value at the reporting date. A brief description of the valuation techniques used for Level 3 assets is provided below.

The Company uses a valuation model that calculates the present value of estimated future cash flows. The model incorporates the Company’s own estimates of assumptions market participants use in determining fair value, including estimates of payment rates, defaults, discount rates, and contractual interest and fees.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Additionally, during the periods ended March 31, 2008 and June 30, 2008, there were no changes in valuation techniques. To the extent there are changes in valuation techniques in the reporting period, we will add a discussion of those change in the period, within our footnote of “Fair Value of Financial Instruments.”

15.	Comment: We note your classification of the “Residual interest in securitization trust” as a Level 2 tier for purposes of fair value measurement. Tell us more about the inputs that are either directly or indirectly observable for the asset.

Response: Management holds an interest in BBB- securities and historically there have been quoted prices on BBB- credit card issuances or other BBB- rated asset-backed securities, either through new issuances or in the secondary market, or quoted prices on other BBB- rated asset-backed securities. Therefore management believes these investments are Level 2.

Definitive Proxy Statement Filed April 24, 2008

Compensation Discussion and Analysis, page 21

16.

Comment: Notwithstanding your revisions in response to our letters relating to your 2006 executive compensation disclosure, we believe that investors will benefit from a refocusing of your Compensation Discussion and Analysis section. Your Compensation Discussion and Analysis section should provide significantly expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2007. For example, with respect to the Annual Performance-Based Cash Incentive Program, you devote approximately two full pages of disclosure to the mechanics of the program, yet you conclude your discussion with a sole paragraph that sets forth the percentages of target payouts for 2007. Please provide more insightful corresponding analysis of how the application of the predetermined minimum annual corporate financial goals and other factors considered resulted in the specific payouts set forth on page 26 and column (G) of the Summary Compensation Table. We would expect to see a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to the targets, as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels for 2007. See Item 402(b)(1)(v)

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

of Regulation S-K. Similar disclosure should be provided for the payouts made under your long-term equity award program, including stock options, performance-based restricted stock units, and time-based restricted stock units.

Response: You inquired about an analysis of how the application of the predetermined minimum annual corporate financial goals resulted in the specific payouts set forth in Column (G) of the Summary Compensation Table.

For each named executive officer, the target non-equity incentive plan compensation is expressed as a percentage of such named executive officer’s base salary. For each named executive officer, the actual non-equity incentive plan compensation as set forth in Column (G) of the Summary Compensation Table is calculated using the combination of the performance targets and weightings set forth on pages 25 and 26. As set forth on page 26, for each performance target, payout is determined on a fixed scale, ranging from 65% payout when a minimum percentage of the target is met, 100% payout when 100% of the target is met, and a maximum 150% payout when the target is exceeded.

The following tables set forth the individual calculations for the actual non-equity incentive plan compensation payouts for the 2007 performance year for each of our five named executive officers.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

J. Michael Parks and John W. Scullion

Components	Weighting	Achievement Level	Payout Level	Weighted Payout Level
Corporate EBITDA	45%	112%	150%	67.50%
Corporate Revenue	40%	107%	135%	54.00%
Corporate Associate Engagement	15%	106%	115%	17.25%

	100%			138.75%

J. Michael Parks

Target Non-Equity Incentive Plan Compensation = $900,000 X 131% = $1,179,000

Actual Non-Equity Incentive Plan Compensation = $1,179,000 X 138.75% = $1,635,863

John W. Scullion

Target Non-Equity Incentive Plan Compensation = $774,435 X 125% = $968,044

Actual Non-Equity Incentive Plan Compensation = $968,044 X 138.75% = $1,343,162

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Edward J. Heffernan

Components	Weighting	Achievement Level	Payout Level	Weighted Payout Level
Corporate EBITDA	45%	112%	150%	67.50%
Corporate Revenue	25%	107%	135%	33.75%
Key Performance Indicators	20%	100%	100%	20.00%
Corporate Associate Engagement	10%	106%	115%	11.5%

	100%			132.75%

Target Non-Equity Incentive Plan Compensation = $425,000 X 112% = $476,000

Actual Non-Equity Incentive Plan Compensation = $476,000 X 132.75% = $631,890

Ivan M. Szeftel

Components	Weighting	Achievement Level	Payout Level	Weighted Payout Level
Corporate EBITDA	10%	112%	150%	15.00%
Corporate Revenue	10%	107%	135%	13.50%
Retail Services EBITDA	40%	106%	130%	52.00%
Retail Services Revenue	25%	101%	105%	26.25%
Retail Services Associate Engagement	15%	112%	130%	19.50%

	100%			126.25%

Target Non-Equity Incentive Plan Compensation = $475,000 X 126% = $598,500

Actual Non-Equity Incentive Plan Compensation = $598,500 X 126.25% = $755,606

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Dwayne Tucker1

Components	Weighting	Achievement Level	Payout Level	Weighted Payout Level
Corporate EBITDA	45%	112%	150%	67.50%
Corporate Revenue	25%	107%	135%	33.75%
Key Performance Indicators	20%	100%	100%	20.00%
Corporate Associate Engagement	10%	106%	115%	11.50%

	100%			132.75%

Components	Weighting	Achievement Level	Payout Level	Weighted Payout Level
Corporate EBITDA	10%	112%	150%	15.00%
Corporate Revenue	10%	107%	135%	13.50%
Utility/Merchant/Mail Services EBITDA	40%	14%	0%	0.00%
Utility/Merchant/Mail Services Revenue	25%	96%	93%	23.25%
Utility/Merchant/Mail Services Associate Engagement	15%	103%	107.5%	16.125%

	100%			67.875%

Target Non-Equity Incentive Plan Compensation = $375,000 X 60% = $225,000

Actual Non-Equity Incentive Plan Compensation = $225,000 X 132.75% = $298,687.50

Target Non-Equity Incentive Plan Compensation = $375,000 X 60% = $225,000

Actual Non-Equity Incentive Plan Compensation = $225,000 X 67.875% = $152,718.75

Total Actual Non-Equity Incentive Plan Compensation = $451,406

[1]

As noted in footnote 1 on page 25, during 2007 Mr. Tucker assumed responsibility as Executive Vice President of Human Resources, in addition to his responsibilities as the President of our Transaction Services Segment. Accordingly, Mr. Tucker’s original performance-based incentive compensation target amount was split into two portions to reflect this additional assignment.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

For an explanation of how we determined the amount of long-term equity compensation for each named executive officer, please see our response to Question 20 of this Comment Letter; with respect to disclosure regarding payouts made under our long-term equity awards, our non-qualified stock options and time-based restricted stock units vest in equal tranches over a three-year vesting period as described on page 39 and our performance-based restricted stock units granted in 2007 vested as set forth on page 28.

We will provide in future filings a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to the targets, as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels, in compliance with Item 402(b)(1)(v) of Regulation S-K.

Annual Performance-Based Cash Incentive Compensation, page 24

17.	Comment: On page 24, you state that your chief executive officer has the discretion to adjust each payout of performance-based cash incentive compensation up or down by up to ten percent from the amount communicated to the executive officer. Footnote 2 to your Summary Compensation Table indicates that the amounts in the bonus column “represent discretionary increases to Non-Equity Incentive Plan Compensation granted to the executive officers by the chief executive officer, in his sole discretion, and with regard to the chief executive officer, discretionary increases to Non-Equity Incentive Plan Compensation granted by the board of directors, in their sole discretion.” Yet, we cannot find any corresponding disclosure that addresses the reasons why Mr. Parks exercised his discretion to adjust upward the non-equity performance-based cash incentive compensation awarded during the last fiscal year. We would expect to see appropriate analysis of the reasons why such adjustments were made and a discussion of the reasons why Mr. Parks deemed the adjustments appropriate in light of the factors he considered in exercising this authority. On a related topic, your CD&A disclosures regarding adjustments to performance-based cash incentive compensation should be revised to clarify that the board of directors, in its sole discretion, can adjust the payout of performance-based cash incentive compensation to your chief executive officer up or down by up to ten percent.

Response: On page 25 we stated that the Company’s corporate performance targets for 2007 were $2.15 billion in revenue, $575 million in EBITDA, and a 71% associate engagement score, all of which were exceeded. On page 28 we noted that in 2007 the Company had cash earnings per share growth of 20.9%.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

On page 31 we noted that in 2007 the Company’s revenue increased 14.6% to a record $2.29 billion, compared to $1.9 billion in 2006; the Company’s adjusted EBITDA increased 24.7% to $642.8 million, compared to $515.4 million in 2006; and cash earnings per diluted share increased 19% to $3.75 per diluted share, compared to $3.14 per diluted share in 2006. In footnote 2 to the Summary Compensation Table we stated that the chief executive officer exercised his authority, in his sole discretion, to adjust upwards by the full 10% the non-equity performance-based cash incentive compensation awarded for fiscal year 2007. Mr. Parks, in his sole discretion, deemed his exercise of this authority to adjust upwards by the full 10% the cash incentive compensation for each named executive officer (other than himself) appropriate in light of the significant over-performance of the Company as described on pages 25, 28, and 31. In future filings we will provide an analysis of the reasons why adjustments, if any, are made and why the adjustments were deemed appropriate.

In future filings the Company will revise its CD&A disclosures regarding adjustments to performance-based cash incentive compensation to clarify that the board of directors, in its sole discretion, can adjust the payout of performance-based cash incentive compensation to the Company’s chief executive officer up or down by up to 10%.

18.	Comment: You state that corporate associate engagement is a key factor in determining annual performance-based cash compensation. Please provide a more detailed explanation of how your named executive officers are evaluated for their corporate associate engagement, and how the compensation committee uses these evaluations in determining annual performance-based cash compensation. To the extent that performance in this regard was a factor in making specific payouts, please provide appropriate qualitative and quantitative disclosure.

Response: Associate engagement (referred to as “associate satisfaction” in previous filings) is one of the metrics used to determine annual performance-based cash incentive compensation for our named executive officers and is measured by scores on an annual associate engagement survey administered by Leadership Research Institute. The associate engagement survey serves as a barometer of how well we work together, is an effort to systematically figure out our strengths and development opportunities, and is an important measure of our organizational effectiveness. The items on the associate engagement survey describe specific attributes of the Company, its environment, and its leaders. We consider associate engagement, which is the extent to which associates are committed, motivated and actively involved in helping our company be successful, to be a critical, non-financial organizational factor that contributes to

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

sustainable business performance and to maintaining a competitive advantage in recruiting, developing and retaining high performing associates. Accordingly, 10-15% of a named executive officer’s cash incentive compensation is tied directly to achievement of pre-determined target corporate and/or target line of business scores on the associate engagement survey. Please see our response to Question 16 of the Comment Letter for each named executive officer’s specific cash incentive compensation targets and payouts (to include those tied to associate engagement scores). In future filings we will make clear how associate engagement is used in determining annual performance-based cash compensation.

19.	Comment: Certain paragraphs of this section appear to discuss, and solely pertain to, non-named executive officers. Item 402 of Regulation S-K requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to your named executive officers and directors. We are unclear why you have included this disclosure. As an example, see the disclosure in the final two paragraphs on page 26, particularly where you refer to “senior management below the executive level.” Please advise.

Response: We included disclosure relating to non-named executive officers in an effort to provide a more comprehensive picture of our executive compensation philosophy and programs. In future filings, in order to provide a more clear and concise disclosure of all plan and non-plan compensation awarded to, earned by, or paid to our named executive officers and directors, we will not include disclosure with respect to non-named executive officers. For example, we would remove sentences such as “Further, we require our senior vice presidents … base salary” from page 22 and “Base salaries for other senior management … and studies” from page 24 and the paragraphs beginning with “Generally, for other senior management…” and “Awards granted to other senior managers...” from pages 26 and 28, respectively.

Long-Term Equity Incentive Compensation, page 27

20.	Comment: Notwithstanding your representations in response to comment 11 of our letter dated August 21, 2007, you do not appear to have provided an enhanced analytical discussion of how you determine the various awards of long-term equity incentive compensation. Please explain: (i) the factors you used to determine whether to grant long-term equity incentive compensation to your named executive officers in fiscal 2007, (ii) how you determined the mix of long-term equity incentive compensation granted, and (iii) the amount of each form of long-term equity compensation given to each named executive officer. Refer also to comment [1]6, above.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Response:

(i)	We determined whether to grant long-term equity incentive compensation to our named executive officers in fiscal 2007 based on the factors described on page 21. In this discussion of our executive compensation philosophy, we noted that we typically grant annual awards of long-term equity incentive compensation and place a significant portion of the overall target compensation for our executive officers “at risk” in the form of performance-based cash incentive compensation and long-term equity incentive compensation. We also stated that to encourage executive retention and foster a focus on long-term results, portions of the equity-based compensation granted to our named executive officers are subject to multi-year performance-based and time-based vesting schedules.

(ii)	After taking into consideration the then-current market trend away from options in favor of full value shares and after reviewing the long-term incentive practices of our comparator groups, we believed an equity mix of 1/3 each of stock options, time-vested restricted stock units and performance-vested restricted stock units to be a conservative and balanced approach to achieving the desired results for the Company and our stockholders. The portion granted in time-based restricted stock units was intended to not only provide some stability in our equity program and increase retention, but also to promote wealth accumulation by ensuring strong alignment with stockholders through our executives’ stock holdings. The remaining portion was intended to focus on and incentivize our executives to deliver exceptional performance via the grant of stock options, which are inherently tied to stock price performance, and performance-based restricted stock units, whose vesting criteria are tied to our financial performance.

(iii)

As stated on page 27, we determined the amount of long-term equity compensation given to each named executive officer by targeting total direct compensation (base salary plus cash incentive compensation plus long-term equity incentive compensation) at or near the 75th percentile, in each case relative to both peer competitors and market/industry survey data. On December 6 and 7, 2006, the compensation committee determined the 2007 target total direct compensation and the target total dollar value of long-term equity incentive compensation (target total direct compensation minus base

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

salary minus target cash incentive compensation) for each of the executive officers. In accordance with this determination, on January 31, 2007 the compensation committee approved equity grants representing such long-term equity incentive compensation dollar amounts to each of the executive officers of the Company, to be awarded on February 21, 2007. The equity grants were composed of 1/3 non-qualified stock options for the purchase of the Company’s common stock, 1/3 performance-based restricted stock units and 1/3 time-based restricted stock units.

As disclosed in an 8-K filed with the Commission on February 2, 2007 and in the Fiscal Year 2007 Grants of Plan-Based Awards table on pages 36 and 37, the named executive officers were awarded equity grants in February 2007 as set forth in the table below:

NEO	Options	Performance RSUs	Time-based RSUs	Total Equity Value
Parks	41,408	17,601	17,601	$3,400,000
Heffernan	15,223	6,471	6,471	$1,250,000
Scullion	18,268	7,765	7,765	$1,500,000
Szeftel	17,355	7,377	7,377	$1,425,000
Tucker	12,483	5,306	5,306	$1,025,000

As stated in our response to comment 16, we will provide in future filings a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to the targets, as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels.

Special Awards, page 29

21.

Comment: Notwithstanding your representations in response to comment 12 of our letter dated August 21, 2007, you do not appear to have expanded your disclosure to “specify the performance criteria applicable to the special award.” If you have omitted this disclosure based on your determination that such disclosure poses a reasonable risk of competitive harm to you, please provide us with a supplemental analysis regarding such determination in accordance with

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Instruction 4 to Item 402(b) of Regulation 8-K. Otherwise, please explain how you determined the number of units granted to each named executive officer and why the committee deemed those amounts appropriate in light of the specific factors it considered in making the awards.

Response: On January 31, 2007, the compensation committee approved a special award designed to retain and incentivize certain executive officers, consistent with stockholder value, in recognition of the Company’s proven track record of success attributable to continuity in the executive leadership and the performance of those executive officers. The performance criterion to achieve full vesting of these special awards was meeting a 5% cash EPS growth hurdle ($3.30) for 2007 as disclosed in our Form 8-K filed with the Commission on February 2, 2007, and such criterion was met.

The performance criteria used in determining the amount of each grant involved a target dollar value of each special award calculated as a percentage of three times one year’s total target cash compensation (base salary plus target cash incentive compensation) for each individual. The compensation committee determined that business needs and other retention considerations warranted differentiating among the individuals receiving the special awards. The target dollar value (which was translated 50% into a fixed number of restricted shares and 50% into a cash component) granted to each recipient officer was determined based on:

•	the relative contributions of the individual to the Company’s performance;

•

the retention risk of the individual as a result of leadership transition issues, performance expectations associated with the Company’s high-growth business model, outside demand for talent, wealth accumulation from vested equity, and the desire for portfolio diversification;

•	parity issues; and

•	succession planning objectives and alternatives for the coming 36 months.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Based on management’s recommendations and the compensation committee’s consideration of the foregoing factors, the compensation committee deemed the following awards appropriate:

NEO	# of Performance-Based Restricted Stock Units	Cash
Heffernan	20,966	$1,350,000
Scullion	13,395	$862,500
Szeftel	21,354	$1,375,000
Tucker	9,706	$625,000

We intend to provide in future filings an enhanced analysis with respect to any special awards granted.

Reasonability of Compensation, page 31

22.	Comment: Please describe the standard you used to determine that the total compensation paid to your named executive officers and directors was reasonable and not excessive and the factors that attributed to the disclosed conclusions.

Response: As described in Competitive Considerations on page 23, the compensation committee reviews each component of pay against the specified comparator groups to establish appropriate levels of target compensation for the year. For 2007, base salaries of our named executive officers averaged 108% of our targeted position at the 60th percentile. Target total cash compensation (base salary plus annual cash incentive compensation) averaged 112% of our targeted position at the 75th percentile. Target total direct compensation (base salary plus annual cash incentive compensation plus annual long-term equity incentive compensation) averaged 104% of our targeted position at the 75th percentile. As referenced and for the reasons noted in the Special Awards section on page 30, the compensation committee also granted special equity awards. The actual compensation received by the named executive officers in 2007 was deemed reasonable based on the over-achievement of our financial performance as previously reported in the Reasonability of Compensation section on page 31.

In future filings we will describe the standard used to determine that the total compensation paid to our named executive officers and directors was reasonable and not excessive and the factors we considered in making that determination.

Director Compensation, page 31

23.	Comment: Item 402(b) of Regulation S-K pertains to named executive officers, not directors. Please move the Director Compensation section outside of your Compensation Discussion and Analysis.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Response: In future filings the Company will move the Director Compensation section outside of our Compensation Discussion and Analysis. For example, we would move the section entitled “Director Compensation” on page 31 to the Director Compensation section that begins on page 57.

Director and Executive Officer Compensation, page 33

Equity Incentive Compensation, page 39

24.	Comment: Notwithstanding your representations in response to comment 16 to our letter dated August 21 2007, it does not appear that you have “delete[d] or otherwise revise[d] any repetitive or duplicative disclosure related to the narrative discussion of the compensation tables appearing in this section of the Proxy Statement.” The discussion in this section repeats and duplicates disclosure in the Compensation Discussion and Analysis section. Please confirm that your narrative disclosure will be limited to the information necessary to an understanding of the disclosure in the tables, as required by Item 402(e) of Regulation S-K. Please also confirm that you will make similar revisions to the Special Awards section on page 42.

Response: We confirm that our narrative disclosure will be limited to the information necessary to an understanding of the disclosure in the tables, as required by Item 402(e) of Regulation S-K. We also confirm that we will make similar revisions to the Special Awards section on page 42. For example, we would move language from page 42 relating to the Special Awards to the section so titled on page 29.

Securities and Exchange Commission

Attn: Jason Niethamer

December 11, 2008

Closing Comments

The Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call the Company’s EVP and General Counsel, Alan M. Utay, at (972) 348-5677.

Sincerely,

/s/ J. Michael Parks
J. Michael Parks,
Chief Executive Officer and Chairman of the Board of Directors
Copies:	Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201